Exhibit 99.1

Baidu Provides Update on Voluntary Conversion to Dual-Primary Listing on the Main Board of the Hong Kong Stock Exchange

BEIJING, China, August 26, 2026 – Baidu, Inc. (“Baidu” or the “Company”) (Nasdaq: BIDU; HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), a leading AI company with strong Internet foundation, today announced that the Company’s voluntary conversion of its secondary listing status to primary listing on the Main Board of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) will become effective on September 1, 2026 (the “Effective Date”).

Upon the Effective Date, Baidu will become a dual-primary listed company on the Hong Kong Stock Exchange in Hong Kong SAR and the Nasdaq Global Select Market in the United States. The conversion does not involve any issuance of new shares or fundraising activities by the Company. The stock marker “S” will be removed from the Company’s stock short names for both the HKD and RMB counters on the Hong Kong Stock Exchange with effect from September 1, 2026 following the conversion. The Company’s corresponding announcement on the Hong Kong Stock Exchange is available on the Company’s website at https://ir.baidu.com/.

Upon the Effective Date, the Company will be required to comply with all the relevant Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Hong Kong Listing Rules”) applicable to a dual-primary listed issuer. The Company has taken the necessary measures to comply with the Hong Kong Listing Rules applicable to a dual-primary listed issuer upon the Effective Date, including changing the composition of its Audit Committee and Nominating and Corporate Governance Committee and obtaining the necessary shareholder approvals for the conversion at the extraordinary general meeting of the Company held on August 26, 2026.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on Nasdaq under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of the Hong Kong Stock Exchange, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

SOURCE Baidu, Inc.

Investor Relations, Baidu, Inc., Tel: +86-10-5992-8888, Email: ir@baidu.com

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